Mail Stop 4561

October 3, 2008

Michael E. Havener
Chief Financial Officer
Premiere Global Services, Inc.
3280 Peachtree Road, NW
Suite 1000
Atlanta, GA 30305

      Re: Premiere Global Services, Inc.
                Item 4.02 Form 8-K
                Filed September 15, 2008
                File No. 001-13577

Dear Mr. Havener:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Assistant Chief Accountant